UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number:  000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 17 - 2013 issued by TORM A/S, to The Copenhagen Stock Exchange on November 29, 2013, announcing an agreement in principle to sell four MR product tankers to entities controlled by Oaktree Capital Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: December 2, 2013	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Chief Executive Officer

Exhibit 99.1
TORM reaches an agreement in principle with Oaktree on sale of four MR product tankers

One of TORM's banks has today exercised the specific option rights granted in connection with the Restructuring Agreement (cf. announcement no. 31 dated 2 October 2012). This entails a sales process for the four MR product tankers financed by this bank facility. The vessels are TORM Alexandra (2010), TORM Agnete (2010), TORM Arawa (2012) and TORM Anabel (2012).

Consequently, TORM has concluded an agreement in principle to sell the four MR product tankers to entities controlled by Oaktree Capital Management (Oaktree). The agreement is expected to be implemented in the near future, pending internal approval processes with the parties involved and other relevant parties. According to the agreement, Oaktree will place the four vessels plus two additional vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management of the four vessels. TORM will retain an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold.

"With one bank having exercised its option rights regarding the four vessels, I am very pleased to have forged this close partnership with a strong strategic investor in the product tanker space. Through our strong operational platform, we have succeeded in maintaining the four vessels associated with TORM. We have also secured that two additional vessels will join our revenue sharing scheme," says CEO Jacob Meldgaard.

The four vessels will be delivered to Oaktree during the first half of 2014.

The transaction is expected to lead to an impairment of USD 55m, which will be recognized in the financial statements in the fourth quarter of 2013, where the vessels will be treated as assets held for sale. Upon completion of the transaction, TORM's liquidity position is expected to improve by USD 13m and the associated vessel financing will be fully repaid thereby reducing the Company's debt by USD 107m.

Following the sale, TORM's owned fleet will consist of 56 product tankers and two dry bulk vessels.

For the full year 2013, TORM maintains the forecast of a positive EBITDA of USD 90-100m, but revises the forecast to a loss before tax of USD 165-175m. The forecasts are before any potential further vessel sales or impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after all interest payments.

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a player in the dry bulk market. The Company operates a fleet of approximately 100 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.